Exhibit 99.1

Bitauto Announces US$300 Million Strategic Investments from Tencent, Baidu, JD.com and PAG

Tencent, Baidu, and JD.com each to purchase US$50 million newly issued Bitauto shares;

Bitauto to issue up to US$150 million convertible bonds to PAG

BEIJING, June 6, 2016 – Bitauto Holdings Limited (NYSE: BITA) (“BitAuto” or the “Company”), a leading provider of internet content and marketing services for China’s fast-growing automotive industry, Tencent Holdings Limited (SEHK: 00700) (“Tencent”), a leading provider of comprehensive internet services in China, Baidu, Inc. (Nasdaq: BIDU) (“Baidu”), the leading Chinese language internet search provider, and JD.com, Inc. (Nasdaq: JD) (“JD.com”), the leading online direct sales company in China, today jointly announced that they have entered into definitive agreements pursuant to which Tencent, Baidu and JD.com each agree to invest US$50 million in Bitauto.

Tencent, Baidu and JD.com each agree to purchase 2,471,577 newly issued ordinary shares of Bitauto at US$20.23 per share, corresponding to US$20.23 per American depositary share of Bitauto (“ADS”), each representing one ordinary share of the Company. The purchase price represents the average volume weighted closing trading price of Bitauto’s ADSs for the five trading days prior to the signing of the definitive agreements. The transaction is subject to customary closing conditions.

Bitauto also announced that pursuant to definitive agreements entered into by and between Bitauto and PA Grand Opportunity Limited (“PAG”), the Company agrees to issue convertible bonds (“CBs”) to PAG and/or its affiliates in an aggregate principal amount of up to US$150 million. The CBs will be due in five years from the date of issuance and will have an interest rate of 2.00% per annum. At any time after three months of the CBs issuance, at the option of the holders, the CBs are convertible into ordinary shares or ADSs of the Company. The initial conversion price will be US$23.67 per ADS. Mr. William Li, chief executive officer and chairman of Bitauto will indirectly purchase a portion of the CBs through PAG under a total return swap arrangement with PAG.

The Company intends to use the proceeds from the new share issuance and the CB issuance for general corporate purposes.

Upon the closing of both transactions, Tencent, Baidu, JD.com and holders of the CBs will hold 7.1%, 3.2%, 23.5% and 8.2%, respectively, of the Company’s outstanding shares on a fully diluted basis taking into effect the new issuance and the conversion of the CBs at the initial conversion price.

Mr. Li commented, “We are delighted to announce today the strengthening of our strategic partnership with JD.com and Tencent, and the establishment of a new partnership with Baidu, the leader in Chinese language online search. We are also pleased to welcome PAG, a leading regional private investment firm, as an important investor. My personal participation in this transaction is a further testament to management’s strong confidence in Bitauto’s future development.”

“Through our cooperation over the past year with JD.com and Tencent, China’s leaders in world-class e-commerce, social media and big data, we have gained tremendous momentum in making Bitauto the industry leader in online automobile transactions. Through our new partnership with Baidu, we expect to leverage its leadership in mobile and desktop online search, big data and transaction services platforms for additional strategic advantages as we continue to create the industry leading new and used car purchasing experience for customers in China.”

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in three segments: its advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto’s advertising and subscription business offers advertising and digital marketing solutions to automakers and automobile customers in China. Bitauto provides a variety of advertising services mainly to automakers through its bitauto.com and taoche.com websites, which provide consumers with up-to-date new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also offers subscription services via its EP platform which provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. In 2014, Bitauto began providing automobile customers with transaction services on its EP platform, including automobile transaction, CRM and online automotive financial platform services, which are intended to optimize the automobile purchase experience and facilitate completion of transactions. Bitauto’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement contains forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Bitauto

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com